FOR IMMEDIATE RELEASE

Bright Minds Biosciences to Present at the 2025 Jefferies Global Healthcare Conference

New York and Vancouver, BC –  May 28, 2025 – Bright Minds Biosciences, Inc. (“Bright Minds,” “BMB” or the “Company”) (NASDAQ: DRUG), a pioneering company focused on developing highly selective 5-HT2 agonists for the treatment of drug-resistant epilepsy, depression, and other central nervous system (CNS) disorders, today announced that Ian McDonald, Chief Executive Officer, and Jan Torleif Pedersen, Chief Scientific Officer, will present at the 2025 Jefferies Global Healthcare Conference in New York City as follows:

Date:Thursday, June 5, 2025

Time:8:10m ET

Webcast:    https://wsw.com/webcast/jeff319/drug/1858736

To schedule a 1x1 meeting with the Company, please contact your Jefferies representative at healthcareconference@jefferies.com.

The live and archived webcast will be accessible from the Company’s website at https://brightmindsbio.com/investors/ under Events and Presentation. The replay of the webcast will be accessible for 60 days.

About Bright Minds Biosciences

Bright Minds Biosciences is a biotechnology company developing innovative treatments for patients with neurological and psychiatric disorders. Our pipeline includes novel compounds targeting key receptors in the brain to address conditions with high unmet medical need, including epilepsy, depression, and other CNS disorders. Bright Minds is focused on delivering breakthrough therapies that can transform patients’ lives.

Bright Minds Biosciences has developed a unique platform of highly selective serotonergic agonists exhibiting selectivity at different serotonergic receptors. This has provided a rich portfolio of NCE programs within neurology and psychiatry.

Contact Information

Investor Relations

Lisa M. Wilson

T: 212-452-2793

E: lwilson@insitecony.com

Alex Vasilkevich

Chief Operating Officer

Bright Minds Biosciences Inc.

T: 414-731-6422

E: alex@brightmindsbio.com